SECOND AMENDMENT TO MEMORANDUM OF AGREEMENT


     On April 16, 1997, Beacon Properties, L.P. ("Beacon") and SSB Realty, Inc. ("State Street") entered into a Memorandum of Agreement and a Letter Agreement (collectively, the "Agreement") with respect to the property at 225 Franklin Street, Boston, Massachusetts (the "Property"). The Agreement contemplated that, at Beacon's request, State Street would exercise its right of first refusal for the purchase of the Property, and that Beacon would either make a loan to State Street to purchase the Property or accept an assignment of State Street's rights under the purchase and sale agreement with the owner of the Property (the "Seller"). The Agreement was heretofore modified by an instrument (the First Amendment") entitled "Amendment to Memorandum of Agreement" dated May 22, 1997.

     Since April 16, 1997, Beacon and State Street have worked together to perform due diligence with respect to the Property and to negotiate a purchase and sale agreement with the Seller. State Street, at Beacon's request, has entered into a purchase and sale agreement with the Seller (the "Purchase and Sale Agreement"). The Purchase and Sale Agreement prohibits an assignment thereof, but Seller has agreed to allow State Street to designate Beacon as the party to accept title to the Property. In recognition of the modification to the structure of the transaction and to clarify further the rights and obligations of the parties, State Street and Beacon hereby agree as follows:

     1. This instrument is intended to, and does, supersede and restate the Amendment. The Amendment is no longer of any force or effect.

     2. Beacon has tendered the required earnest money under the Purchase and Sale Agreement. In the event the purchaser under the Purchase and Sale Agreement receives a return of the earnest money, the earnest money shall be returned to Beacon immediately.

     3. State Street hereby assigns to Beacon its right to purchase the Property pursuant to the Purchase and Sale Agreement and agrees to designate Beacon as the party to take title to the property.

     4. State Street has delivered to Beacon estoppel letters in the form attached hereto as Exhibit A and acknowledges and agrees that Beacon may rely on said estoppel letters in connection with its purchase of the Property.

     5. If the transaction contemplated closes, Beacon shall be obligated to pay the entire Purchase Price required by the Purchase and Sale Agreement and perform all other obligations of Purchaser thereunder. Furthermore, in such event, the remaining Five Million Dollars ($5,000,000) will be paid as set forth and at the times set forth in the Agreement.

     6. If Purchaser shall have defaulted in its obligations under the Purchase and Sale Agreement and such default shall be the fault of Beacon and, as a result thereof, pursuant to Section 12.2 of the Purchase and Sale Agreement, State Street's first refusal rights under its Lease are suspended and State Street is deemed to have released Seller from all obligations of Landlord under the terms of the Work Agreement, the following shall occur. Immediately following such default, Beacon shall pay to State Street One Million Dollars ($1,000,000) as full liquidated damages at law and in equity to compensate State Street for the release of Seller from any and all obligations of Landlord under the terms of the Work Agreement. In addition, if the Property is sold during said five-year period such that State Street's right of first refusal otherwise would have been triggered, Beacon shall, within ten (10) days of notice thereof from State Street, pay to State Street Five Million Dollars ($5,000,000).

     The Five Million Dollar payment is intended to be full liquidated damages for such breach by Beacon on account of the suspension of the right of first refusal and State Street shall have no further recourse against Beacon at law or in equity on account thereof.

     7. Nothing contained in the Purchase and Sale Agreement shall be construed to have modified any liability or obligation which landlord or tenant under the State Street Lease may have to each other from and after the closing date.

     8. In the event that State Street is the assignee of any obligations of the Seller pursuant to any of the documents executed incident to this transaction, Beacon hereby agrees to indemnify and hold State Street harmless from and against any and all liabilities, costs, damage and expense which State Street may incur by reason of such assignments. State Street further agrees that it shall assign to Beacon, subject to such agreement to indemnify, all rights acquired by State Street pursuant to any such assignments.

     9. If the transaction contemplated hereby is closed and Beacon is the purchaser of the Property, Beacon and State Street agree with each other as follows:

A. Beacon and State Street shall negotiate, in good faith, agreements relating to the utility shaft serving the Property and in which there is located asbestos containing materials ("ACM"). One such agreement shall be a Disaster Relief Plan. Another such agreement shall be an Operations and Management Program which shall provide, inter alia, for testing of the ACM in the shaft and the utilities and lines which run through said shaft and such other testing programs and control programs which are prudent and appropriate in this situation. The third such agreement shall be a so-called "Capital Plan," which shall ensure, for the integrity of the building and the safety of its occupants, that the utilities and other lines and ducts contained in said shaft will be removed or replaced within a reasonable time prior to the ends of the useful lives thereof, such useful lives and the

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

     need for removal, replacement or other reasonable modifications to be determined taking into account all relevant factors, including then most recent available testing and manufacturers' data concerning same.

     In the event that State Street and Beacon are unable to agree upon any of such agreements, the matter in dispute shall be resolved by arbitration in accordance with the arbitration provisions currently in effect in the Work Agreement referred to in State Street's Lease.

     Furthermore, the agreements themselves will provide for a similar arbitration dispute resolution mechanism.

B. Upon the mutually satisfactory resolution of all of the foregoing agreements or the determination of the arbitrators, State Street shall agree that Final Completion under the Work Agreement has occurred and shall so signify to Beacon in accordance with the terms of the said Work Agreement.

C. Nothing herein contained shall be construed to limit the ongoing obligations of the Landlord as to "Remaining Building ACM" and "Remaining Premises ACM" (as defined in the State Street Lease) pursuant to Section 11.3(b) of the State Street Lease. The parties hereto will negotiate in good faith a new Operations and Management Program to update the existing Operations and Management Program referred to in the State Street Lease.

D. Beacon has been advised that State Street currently utilizes certain telecommunications equipment and is presently paying Seller Five Thousand Dollars ($5,000) per month for the right so to do. The parties hereto agree that, promptly following Beacon's acquisition of the Property, either the State Street Lease will be modified to reflect such rights and such payments or the foregoing arrangements will otherwise be memorialized in writing in a manner satisfactory to Beacon and State Street.

     10. Beacon and State Street recognize that Beacon is not a third party beneficiary to the Agreement. Notwithstanding the foregoing, however, State Street, subject to the limitations set forth hereinbelow, represents and warrants to Beacon, without investigation (which representation and warranty is hereinafter referred to as the "State Street Representation and Warranty"), that each and every of the representations and warranties of Hexalon to State Street under the Agreement is true and correct on the date hereof and will be true and correct on the closing date.

     Notwithstanding the foregoing, however, Beacon and State Street further agree that Beacon's recourse against State Street with respect to any breach of the State Street

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

Representation and Warranty shall be limited solely to those net amounts which are recovered from Hexalon on account of the breach of any such representation and warranty by Hexalon as provided below. Beacon agrees that it will not seek any other relief, at law or in equity, from State Street on account of any breach of the State Street Representation and Warranty.

     At the request of Beacon and in reliance on the indemnity hereinafter set forth, State Street hereby grants to Beacon the right, at no cost or expense to State Street, to bring, in State Street's name, any and all such proceedings necessary, in good faith, to enforce State Street's rights in connection with a breach of Hexalon's representations and warranties to State Street, using counsel selected by Beacon. Beacon agrees to keep State Street informed as to any such action so brought and the status thereof, from time to time, and, upon the request of State Street, at any reasonable time.

     11. Beacon hereby agrees to indemnify and hold harmless State Street from and against any and all liability, cost, damage and expense incurred by State Street in bringing proceedings at Beacon's directions or in connection with proceedings brought in State Street's name by Beacon.

     12. Beacon and Seller acknowledge that Beacon may desire to structure Beacon's acquisition of the Property in a manner intended by Beacon to constitute a deferred exchange of the Property for property of a like kind that is described in Section 1031 of the Internal Revenue Code of 1986, as amended (an "Exchange"). State Street agrees to cooperate with Beacon, at no cost or expense to State Street, in so structuring such transaction and acknowledges that Beacon may assign this instrument to an entity which Beacon shall have designated to serve as a "qualified intermediary" for the sole purpose of enabling Beacon to effect such an Exchange. No such assignment shall affect the rights or obligations or indemnifications of any party hereto under this Agreement, and Beacon's ability to consummate an Exchange shall not be a condition to the obligations of Beacon hereunder.

     Neither party hereto is or shall be responsible for any of the tax consequences of this transaction to the other party and State Street shall not be required to incur any additional cost, expense or liability as a result of any Exchange consummated for the benefit of Beacon.

     13. Either party hereto may designate an entity to perform any obligation to be performed by such party hereto, but the designation of such entity shall not relieve any party hereto of its obligations hereunder.


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



     14. Except as modified herein, all other provisions of the Agreement shall remain in full force and effect.

         EXECUTED UNDER SEAL, this 3rd day of June, 1997.

                                         SSB REALTY, INC.


                                         By:/s/ Thomas F. Cataldo
                                            -----------------------------
                                            Its President
                                            hereunto duly authorized


                                         BEACON PROPERTIES, L.P.

                                         By: Beacon Properties Corporation,
                                             Its General Partner


                                         By:/s/ Charles H. Cremens
                                            ------------------------------
                                            Its Senior Vice President
                                            Hereunto duly authorized


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